Exhibit 12.1
Synovus Financial Corp.
Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Ratio 1 - Including Interest on Deposits
Earnings:
Income from continuing operations before income taxes	(660,133)	527,674	645,538	563,340	489,979
Minority interest	7,712	—	—	—	—
Fixed charges	787,227	1,095,972	895,696	535,408	303,451

Total	134,806	1,623,646	1,541,234	1,098,748	793,430

Fixed Charges:
Interest on deposits	667,453	912,472	746,669	408,405	216,682
Interest on short-term borrowings	38,577	92,970	72,958	34,342	20,236
Interest on long-term debt	73,657	84,014	71,050	88,299	62,571
Portion of rents representative of the interest factor (1/3) of rental expense	7,540	6,516	5,019	4,362	3,962

Total fixed charges	787,227	1,095,972	895,696	535,408	303,451

Ratio of Earnings to Fixed Charges	0.17x	1.48x	1.72x	2.05x	2.61x

Ratio 2 - Excluding Interest on Deposits
Earnings:
Income from continuing operations before income taxes	(660,133)	527,674	645,538	563,340	489,979
Minority interest	7,712	—	—	—	—
Fixed charges	119,774	183,500	149,027	127,003	86,769

Total	(532,647)	711,174	794,565	690,343	576,748

Fixed Charges:
Interest on short-term borrowings	38,577	92,970	72,958	34,342	20,236
Interest on long-term debt	73,657	84,014	71,050	88,299	62,571
Portion of rents representative of the interest factor (1/3) of rental expense	7,540	6,516	5,019	4,362	3,962

Total fixed charges	119,774	183,500	149,027	127,003	86,769

Ratio of Earnings to Fixed Charges	(4.45x )	3.88x	5.33x	5.44x	6.65x